Exhibit A3
LETTER FROM CONTRAN CORPORATION

July [  ], 2013

Dear Keystone Consolidated Industries Stockholder:

On or about May 20, 2013, Contran Corporation (“Contran”) previously provided you with certain information about Contran’s intent to take Keystone Consolidated Industries, Inc. (“KCI”) private through a “short-form” merger process permitted under Delaware law.  In particular, we provided you with a Schedule 13E-3 Transaction Statement dated May 10, 2013 that:

•	told you more about the merger,

•
explained why we think that the $9.00 per share in cash, without interest, that you will receive in the merger, if you hold KCI shares as of the effective date of the merger, is fair consideration for your shares, and

•	let you know about your rights for an appraisal hearing under Delaware law.

The purpose of this letter is to provide you with an updated version of the Schedule 13E-3 Transaction Statement dated July [  ], 2013.  The enclosed Schedule 13E-3 amends and restates in its entirety the Schedule 13E-3 you were previously provided and that we previously filed with the Securities and Exchange Commission (“SEC”) on May 10, 2013.  The amended and restated Schedule 13E-3 incorporates certain changes that are primarily intended to address comments we received from the staff of the SEC’s division of corporation finance.  The principal sections of the Schedule 13E-3 that were impacted by the changes are: “Background of the Merger” (including the last paragraph of such section, which is on page 10 of the enclosed Schedule 13E-3), “Special Factors - Purposes, Alternatives , Reasons  and Effects of the Merger,” “Fairness of the Merger,” “Item 3 - Identity and Background of the Filing Person,” “Item 4 - Terms of the Transaction,” and “Item 13 - Financial Information.”  Although for your convenience we are including copies of the exhibits to the Schedule 13E-3 that were previously mailed to you, please note that no changes have been made to such exhibits.

Neither you nor KCI’s board of directors is being asked to approve the merger.  Under Delaware law, Contran owns a sufficient number of shares to cause the merger to become effective.  After the merger, Contran will be the only stockholder of KCI.  In the merger, which we now expect to be effective on July [  ], 2013, or as soon as practical thereafter, you will receive $9.00 in cash, without interest, for each share of KCI stock that you own as of the effective date of the merger.  If you do not believe that $9.00 is a fair price for your shares, you can follow the procedures described in the attached Schedule 13E-3 Transaction Statement and exercise appraisal rights under Delaware law.  YOU SHOULD READ THIS AMENDED AND RESTATED SCHEDULE 13E-3 TRANSACTION STATEMENT CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT $9.00 PER SHARE OR TO HAVE A DELAWARE COURT DETERMINE THE FAIR VALUE OF YOUR SHARES.  The amount determined by such court may be higher or lower than or equal to $9.00 per share.

Stockholders of record on the date the merger becomes effective will be mailed a Letter of Transmittal and an accompanying Notice of Merger and Appraisal Rights and a Surrender Form.  Stockholders receiving such documents should carefully read them.  Detailed instructions for surrendering your stock certificates, together with a detailed description of statutory appraisal rights, will be set forth in the Letter of Transmittal, Notice of Merger and Appraisal Rights and Surrender Form.  Please do not submit your stock certificates before you have received these documents.

After the merger, the common stock of KCI will not be publicly traded.  KCI also will not be required to file reports with the Securities and Exchange Commission.  In addition, the merger will have federal and possible state income tax consequences for you, and you should consult with your tax adviser in order to understand fully how the merger will affect you.

Sincerely yours,

Contran Corporation